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NOV 29 2017

Washington DC

SEC FILE NUMBER
8-21584

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2016 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Global Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough	Georgia	30253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Martin — 414-352-5050 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 NOV 29 PM 2:37
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francois Roger Bigot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Global Wealth Management, Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 11-27-17



JULI A CONN
NOTARY
PUBLIC
HENRY COUNTY, GEORGIA

Expires 9/21/21

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents
As of and for the Eleven Months Ended September 30, 2017

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
American Global Wealth Management

We have audited the accompanying financial statements of American Global Wealth Management, Inc. which comprise the statement of financial condition as of September 30, 2017, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. American Global Wealth Management, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Global Wealth Management as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of American Global Wealth Management, Inc. financial statements. The information is the responsibility of American Global Wealth Management, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

November 27, 2017
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Statement of Financial Condition
September 30, 2017

ASSETS

Cash	$ 21,043
Clearing deposit	50,877
Property and equipment	10,941
Due from clearing firm	383
Accounts receivable - other	5,960
Investment account	335
TOTAL ASSETS	$ 89,539

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued payroll and commissions	$ 17,329
Due to related party	9,501
Deferred revenue	6,049
Income taxes	900
Subordinated debt	175,000
TOTAL LIABILITIES	208,779
Stockholder's Equity	
Capital stock	5,000
Additional paid in capital	10,000
Retained earnings (deficit)	(134,240)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(119,240)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 89,539

See accompanying notes to financial statements

Statement of Operations
Eleven Months Ended September 30, 2017

REVENUE:		
Commission income	$	155,565
Registered rep fee income		18,532
Interest income		30,107
Due diligence fees		4,500
Total revenue		208,704
OPERATING EXPENSES:		
Compensation and benefits		109,174
Professional fees		10,226
Clearance fees		13,461
Regulatory fees		26,887
Occupancy and relocation costs		15,695
Technology and communications		17,378
Insurance expense		13,422
Interest expense		2,917
Travel and entertainment		3,620
Other		4,167
Total expenses		216,947
NET LOSS BEFORE INCOME TAXES	$	(8,243)
Income Taxes	$	-
NET LOSS AFTER INCOME TAXES	$	(8,243)

See accompanying notes to financial statements

Statement of Changes in Stockholders' Equity
Year Ended September 30, 2017

	Capital Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at October 31, 2016	$5,000	-	$(125,997)	$(120,997)
Capital Contribution	-	10,000	-	10,000
Net loss	-	-	(8,243)	(8,243)
Balance at September 30, 2017	$5,000	$10,000	$(134,240)	$(119,240)

See accompanying notes to financial statements

Statement of Cash Flows
Eleven Months Ended September 30, 2017

OPERATING ACTIVITIES:	
Net loss	$ (8,243)
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Increase in clearing deposit	(21)
Increase in accounts receivable - other	(5,960)
Decrease in due from clearing firm	15,562
Decrease in investment account	907
Increase in accrued payroll and taxes	8,362
Increase in due to related party	9,501
Increase in deferred revenue	6,049
Decrease in income taxes	(11,600)
Decrease in deferred taxes	(2,558)
Net cash provided by operating activities	11,999
INVESTING ACTIVITIES:	
Cash paid for property and equipment	(10,941)
Net cash used in investing activities	(10,941)
FINANCING ACTIVITIES:	
Contributions by stockholder	10,000
Net cash provided by financing activities	10,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,058
CASH AT BEGINNING OF YEAR	9,985
CASH AT END OF YEAR	$ 21,043

See accompanying notes to financial statements

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended September 30, 2017

Subordinated Liabilities at October 31, 2016	$	175,000
Increases (decreases)		-
Subordinated Liabilities at September 30, 2017	$	175,000

See accompanying notes to financial statements

Notes to Financial Statements
September 30, 2017

1. Organization and Nature of Business

The Company is a registered broker dealer organized under the laws of the state of Wisconsin in 1977. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker and Clearance Agreement
The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is consider fully collectible and no allowance is required.

Income Taxes
Income taxes are computed based on income for financial reporting purposes. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The difference related principally to book income calculated using the accrual method of accounting and tax income calculated using the cash basis.

The Company has adopted the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely, than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income tax is necessary.

Notes to Financial Statements
September 30, 2017

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold, or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Liabilities Subordinated to Claims of General Creditors

The Company has borrowings under agreements which are subordinate to claims of general creditors. The details of this debt are as follows:

Payable To	Due Date	Interest Rate	
Stockholder	September 10, 2020	5%	50,000
Stockholder	February 28, 2019	5%	125,000
Balance at September 30, 2017			$175,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rules. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Stockholder waived seven months of interest payments during the period ended September 30, 2017.

5. Contingencies and Concentrations of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at September 30, 2017.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $43,627 which was $38,627 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 77.43%.

7. Income Taxes

The company has a net operating loss carryforward at September 30, 2017 of approximately $8,000 arising from the current year and a deferred tax asset related to the net operating loss carryforward of approximately $4,000. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the company's ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly has recorded a full valuation allowance against this asset. The company's federal net operating loss carry forward expires in 2037.

ASC Topic 740-10, Accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

8. Leases and Related Parties

The Company leased office premises during the period ended September 30, 2017 pursuant to a related party agreement for which the commitment expires at October 31, 2017. Rent under the lease arrangement was $11,000 for the period ended September 30, 2017.

Separately, effective January 1, 2017, a related party paid compensation under an administrative services agreement of approximately $71,000 on behalf of the Company. The amount due to related party of $9,501 arose from this agreement

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2017

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ (119,240)
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets and other assets:	(12,133)
ADD BACK FOR LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	$ 175,000
NET CAPITAL	$ 43,627
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 38,627
Net Capital less greater of 10% of aggregate Indebtedness or 120% of the minimum dollar amount required	$ 37,627
AGGREGATE INDEBTEDNESS:	
Liabilities, net of suboordinated debt	$ 33,779
Percentage of aggregate indebtedness to net capital	77.43%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part IIA of Form X-17A-5 as of September 30, 2017.

See accompanying notes to financial statements

**SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

**SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The company did not maintain possession or control of any customer funds or securities at September 30, 2017.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
American Global Wealth Management, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) American Global Wealth Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which American Global Wealth Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) American Global Wealth Management stated that American Global Wealth Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Global Wealth Management Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Global Wealth Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

November 27, 2017
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



American Global Wealth Management, Inc.
1600 Pennsylvania Avenue
McDonough, GA 30253

P: (770) 400-9862
F: (414) 352-0117

American Global Wealth Management, Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

American Global Wealth Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended September 30, 2017 without exception.

I, Francois Roger Bigot, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

______________ Date: 11/27/17

Title: CCO